SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Enclosure:	France Telecom’s press release dated December 15, 2006 re: Early stage deployment of Orange very high speed broadband.

press release

Paris, December 15th, 2006

2007-2008: Early stage deployment of Orange very high speed broadband

•	The early stage deployment phase will run from 2007 to 2008, with the aim of having 150,000 to 200,000 customers connected by the end of 2008 out of a potential client base of 1 million

•	The range of services offered as of 2007 will include internet access with symmetrical speeds of up to 100 Mbps, several high-definition TV and PC channels, and unlimited calls

•	These services will be launched in March 2007 in Paris and several neighboring regions, before being rolled out from June 2007 to a dozen cities, including Lille, Lyon, Marseille, Poitiers and Toulouse

France Telecom is delighted to announce today the second phase of its Fiber To The Home (FTTH) plan, with the early stage deployment of very high speed broadband in France. Didier Lombard, the Group’s Chairman and Chief Executive Officer, explains: “After an initial pilot phase in 2006, the Group is stepping up a gear, increasing the range of very high speed broadband services available with Orange as well as expanding the regional coverage of its network for the future. This new phase will pave the way for the broader deployment of fiber to the home which we foresee in 2009 and beyond, when there will be content and services available which would justify such capacity for many of our customers”.

•	Taking stock of the pilot phase in 2006

With 100,000 km of fiber installed, agreements signed with 650 tenant associations, 11,500 homes that can now be connected, 500 customers to date - equivalent to an almost 5% penetration rate on connectable homes, and a top-of-the-range offer, the launch of FTTH compares favorably with the successful introduction of ADSL in 1999.

As anticipated, the pilot phase allowed Orange to better define a practical approach for the optimal deployment of the fiber network. In order to reduce installation times and simplify these processes, Orange is working with all those concerned to draw up a “quality charter” for the installation of fiber cables in buildings.

This charter notably provides for the possibility for fiber cables that are installed in buildings by the France Telecom Group to be used by other operators. The GPON (Giga-ethernet Passive Optical Network) technology chosen by the group facilitates the sharing of the fiber connections at the base of the building. In addition, this GPON architecture allows for lower fiber installation and civil engineering costs.

Further information on the pilot offering: http://treshautdebit.francetelecom.com

•	Early stage deployment in 2007 and 2008

The range of services available from 2007 onwards will include internet access with symmetrical speeds of up to 100 Mbps, several high-definition TV and PC channels, and unlimited calls. They will be launched in March 2007 in Paris and several neighboring regions, before being rolled out from June 2007 to a dozen large and medium-sized cities, with the first to include Lille, Lyon, Marseille, Poitiers and Toulouse. This phase will enable Orange to further improve its customer experience outside of the Paris region.

Orange aims to have 150,000 to 200,000 customers connected out of a total addressable client base of more than 1 million by the end of 2008. The total investment over the two years is estimated at 270 million euros, in line with the NExT strategy in terms of the ratio of CAPEX to consolidated revenues.

•	Deployment phase from 2009 onwards

The development of a very high speed broadband for the mass market is going to require certain adaptations by equipment suppliers, operators and content and service providers. The Group believes it will take at least two years before this adaptation process is complete, thereby permitting very high speed broadband to become available to the mass market. Within a regulatory environment that is well on the way to being clarified, Orange will be able to offer its customers a range of very high speed broadband services, creating value for the Group.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had over 153 million customers on five continents (220 countries or territories) at September 30, 2006, and generated 49 billion euros in consolidated revenues under IFRS in 2005 (38.4 billion euros over the first nine months of 2006). Launched in June 2005, the NExT program (New Experience in Telecommunications) is enabling the Group to continue its transformation into an integrated operator in order to make France Telecom the benchmark operator for new telecommunications services in Europe. Since June 2006, Orange has become the Group’s single brand for the Internet, television and mobile telephony in France, the United Kingdom, the Netherlands and Spain, and Orange Business Services became the brand for services offered to business worldwide. France Telecom is the second largest wireless operator and Internet access provider in Europe and among the world leaders in telecommunications services for multinational companies.

France Telecom (NYSE:FTE) is listed on the Euronext Paris Eurolist market and on the New York Stock Exchange.

Press contacts: +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ftgroup.com

Fabienne Moiteaux

fabienne.moiteaux@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 15, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information